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2018 Annual Statement of Servicer Compliance (Item 1123)

Pooling and Servicing Agreement (the “Pooling and Servicing Agreement”) dated as of July 1, 2012 by and among Morgan Stanley Capital I, Inc. as Depositor, Bank of America, National Association as Master Servicer, Rialto Capital Advisors, LLC as successor Special Servicer to Midland Loan Services, A Division of PNC Bank, National Association, U.S. Bank National Association as Trustee, Certificate Administrator, Certificate Registrar, Authenticating Agent, Wells Fargo Bank, National Association as Custodian and Situs Holdings, LLC as Trust Advisor relating to Morgan Stanley Capital I, Inc., Commercial Mortgage Pass-Through Certificates, Series 2012-C5 (MSCI 2012-C5)

The undersigned, a duly authorized officer of Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”) herein certifies to the following:

1.	All servicing activities and performance of such servicing activities under the Pooling and Servicing Agreement are performed on behalf of the Special Servicer.

2.	A review of the servicing activities and performance by the Special Servicer for the period of April 13, 2018 to December 31, 2018 (the “Reporting Period”) in accordance with the Pooling and Servicing Agreement has been conducted under my supervision.

3.	To the best of my knowledge, based on such review, the Special Servicer has fulfilled all of its obligations under the terms of the Pooling and Servicing Agreement, in all material respects for the Reporting Period and if there has been a failure to fulfill any such obligations in any material respect, each failure and the nature and status thereof has been specifically identified herein.

Certified by:	/s/ Adam Singer	Date: March 1, 2019
Adam Singer, Managing Director